Free Writing Prospectus

Filed on July 26, 2010 Pursuant to Rule 433

Registration No. 333-167886

Kimberly-Clark Corporation

$250,000,000 3.625% Notes due August 1, 2020

PRICING TERM SHEET

Dated July 26, 2010

Issuer:	Kimberly-Clark Corporation

Security Type:	Senior Notes

Offering Format:	SEC Registered

Principal Amount:	$250,000,000

Maturity Date:	August 1, 2020

Coupon:	3.625%

Interest Payment Dates:	Semi-annually on the 1st day of February and August, commencing February 1, 2011

Price to Public:	99.700% of the principal amount

Benchmark Treasury:	3.500% due May 15, 2020

Benchmark Treasury Yield:	3.011%

Spread to Benchmark Treasury:	65 bps

Yield to Maturity:	3.661%

Optional Redemption:	The notes will be redeemable, at the option of Kimberly-Clark Corporation, at any time, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted, on a semi-annual basis, at the applicable treasury rate plus 10 basis points, plus, in each case, accrued interest to the date of redemption.

Expected Settlement Date:	July 29, 2010

CUSIP:	494368BE2

ISIN:	US494368BE20

Anticipated Ratings:	A2 by Moody’s Investors Service, Inc. A by Standard & Poor’s Ratings Services A by Fitch Ratings Ltd.

Joint Book-Running Managers:	Banc of America Securities LLC J.P. Morgan Securities Inc. UBS Securities LLC

Co-Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Goldman, Sachs & Co. HSBC Securities (USA) Inc. Morgan Stanley & Co. Incorporated

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (No. 333-167886) (including a prospectus and a preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read each of these documents and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll free at 1-800-294-1322, J.P. Morgan Securities Inc. collect at 212-834-4533 or UBS Securities LLC toll free at 1-877-827-6444, ext. 561 3884.